February 19, 2010
VIA EDGAR
Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Campbell Strategic Allocation Fund, L.P. Campbell Global Trend Fund, L.P. (f/k/a Campbell Classic Trend Fund, L.P.) Registration Statement on Form S-1 Filed December 18, 2009 File No. 333-163835
Dear Mr. Kluck:
          Amendment No. 1 to the Registration Statement referenced above, together with the exhibits thereto, has been filed via EDGAR with the Commission. Marked and unmarked copies are enclosed for your convenience.
          Please note that the Campbell Classic Trend Fund’s name has been changed to Campbell Global Trend Fund, L.P. and a Certificate of Amendment to the Certificate of Limited Partnership was filed with the Delaware Secretary of State on January 21, 2010.
          The following is an item-by-item response to the comments made by the Staff in your letter dated January 20, 2010:
          1. We have amended the risk factor now titled “Current Markets are Subject to Market Disruptions and Governmental Intervention That May Be a Detriment to Your Investment” to reflect our responses to any comments the Staff may issue on the Form 10-K. We have also received the Staff’s letter from Jorge Bonilla dated January 28, 2010 indicating that the Staff has completed its review and does not, at this time, have any further comments.
          2. We filed the Registration Statement with the National Futures Association the same day we filed with the Commission. We have also provided the Staff’s comments to the National Futures Association.
          3. We do not intend to use any additional graphics, maps, photographs, and related captions or other artwork including logos, besides what is currently in Part II of the Registration Statement.

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

          4. Certain applicable rules and regulations of the Commodity Futures Trading Commission (the “CFTC”) and the National Futures Association (the “NFA”) govern disclosure issues and practices (the “Commodities Disclosure Rules and Regulations”) similar to those set forth in Industry Guide 5 generally and in Item 8 of Industry Guide 5 in particular (although without perfect congruity) and set forth the appropriate standards and practices applicable to publicly offered managed pools of futures and options on futures. We believe we are in substantial compliance with the Commodities Disclosure Rules and Regulations and with common and accepted best practices in the managed futures industry. In certain instances, the Commodities Disclosure Rules and Regulations conflict with the requirements of Industry Guide 5. We respectfully submit that in the event of such a conflict, the Commodities Disclosure Rules and Regulations should control, as they were written specifically for the managed futures industry and publicly offered commodity pools, each of which are substantially regulated by the CFTC and the NFA. In our experience, the Staff of the Division of Corporation Finance historically has afforded substantial deference to the Commodities Disclosure Rules and Regulations in respect of the standards of disclosure applicable to public commodity pools.
          In particular, CFTC Rule 4.25(c)(2)(i)(A) requires that, if an offered pool has no operating history, the commodity pool operator (“CPO”) and the commodity trading advisor (“CTA”) of the offered pool must disclose, for the period of 5 years and year-to-date, the performance of other pools operated by the CPO and the CTA and the performance of each other account traded by the CPO and the CTA (the “Related Performance Disclosure”). Furthermore, under Rule 4.25(a)(3), pools of a different class (such as private pools) may only be included after the public pool disclosures (and less prominently) if the offered pool is sufficiently similar. Because Campbell Global Trend Fund, L.P. does not have any operating history, page 82 of the Registration Statement includes the Related Performance Disclosure.
          5. We will be sending, under separate cover, a complete set of all sales materials intended to be used with existing investors in the Campbell Strategic Allocation Fund and potential investors in the Campbell Global Trend Fund.
          6. Comment 6 requests a discussion of why we believe it is appropriate to register the offerings of the Campbell Strategic Allocation Fund, L.P. (“CSAF”) and the Campbell Global Trend Fund, L.P. (“CGTF”) on the same registration statement. You also request what consideration, if any, was given to whether combining the two offerings onto a single registration statement would confuse investors.
          Registering two or more commodity pools on the same registration statement and selling multiple funds by means of a single prospectus has been a common practice where the pools are within the same family of funds, typically where the funds are organized by the same general partner or sponsor, for decades.

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

          The inclusion of several of the sponsor’s pools in the same registration statement saves the funds, and their investors considerable expense. This is particularly so where, as with CSAF and CGTF, so much of the disclosure would be duplicative if the funds were to register separately. Legal and other costs (such as the cost of printing Prospectuses) associated with the preparation and filing of registration statements are substantial and have increased of late. To file both funds on separate registration statements would constitute an unnecessary, avoidable expense to the investors of both funds. To file on a single registration statement is in the best financial interest of investors.
          Consideration was given to whether combining the two offerings onto a single registration statement would confuse investors. We believe that it will not. Indeed, we believe that it will cause less confusion than if the two offerings were on separate registration statements.
          Comment 6 points out several distinctions between the two pools: CSAF is a follow-on, whereas CGTF is an initial public offering; CSAF has assets and prior performance, whereas CGTF has no performance history; CSAF is open only to existing investors, whereas CGTF is open to new investors; the two pools will trade different portfolios; and the two pools have different fees and redemption rights.
          In response, we submit that having these two pools in the same registration statement makes it easier for the selling firm, individual financial adviser, and ultimate investor to make a side-by-side comparison of the differences between the two pools, such as the factors the Staff has cited, and decide which pool is appropriate for their client base or investor.
          Prospective selling firms will have the information in one prospectus for due diligence purposes. When broker/dealers examine whether or not to sell a fund, they are required, pursuant to FINRA Rule 2111, to conduct a “reasonable basis suitability” determination, which requires a FINRA member to have a reasonable basis, based on adequate due diligence, that the investment is suitable for at least some of its investors. It is a tremendous advantage for them to sit down with one document and be able to compare the two investments.
          Likewise, when an individual financial advisor reviews a product to consider whether to recommend it to a client, he or she is required by FIRNA Rule 2111 to have reasonable grounds to believe that each recommendation is suitable for each individual customer, based on that customer’s profile, as delineated in Rule 2111(a). Presenting the two pools side-by-side, in the same registration statement, without the duplication that would be involved in two separate prospectuses, makes this process more efficient and helps the financial advisor conduct a suitability evaluation.
          The ultimate investor also will be able to review the two pools, side-by-side, to make the determination for himself or herself whether an investment in either or both pools is in their best interest.
          Comment 6 asks for any relevant precedent. There are several families of public commodity pools where several pools have been registered on the same registration statement. Each of these has been issued after full review by the Staff. Some of these pools had distinctions that are much more diverse than the distinctions between CSAF and CGTF cited by the Staff in Comment 6.

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

          The Morgan Stanley Spectrum family of pools is a good example. The following information is gleaned from the registration statement filed on March 20, 2002, Registration No. 333-90483. That registration statement contained the following six pools:
          • Morgan Stanley Spectrum Select, L.P. (“Spectrum Select”);
          • Morgan Stanley Spectrum Technical, L. P. (“Spectrum Technical”);
          • Morgan Stanley Spectrum Strategic, L. P. (“Spectrum Strategic”);
          • Morgan Stanley Spectrum Global Balanced, L. P. (“Spectrum Global Balanced”);
          • Morgan Stanley Spectrum Currency, L. P. (“Spectrum Currency”); and
          • Morgan Stanley Spectrum Commodity, L. P. (“Spectrum Commodity”).
          The differences between and among these six pools include the following:
          The expense structure of each of the pools differs from each of the other pools. (See table depicting fixed expenses in the Explanatory Statement)1.
          The six pools had four different dates of organization, which means that at some point, and likely several points, the registration statement may have contained one or more pools with a performance history and one or more without. (See Table, page 1.)
          With regard to trading advisors, not only did each pool have different trading advisors, some of the pools had multiple advisors and some were single advisor funds.
          • Spectrum Select allocates its assets among four trading advisors: EMC Capital Management Inc., Northfield Trading L.P., Rabar Market Research Inc., and Sunrise Capital Management Inc. Each trading advisor employed its own portfolio.
          • Spectrum Technical allocates its assets among three trading advisors: Campbell & Company, Inc., Chesapeake Capital Corporation, and John W. Henry & Company, Inc.
          • Spectrum Strategic allocates its assets among three trading advisors: Allied Irish Capital Management, Ltd., Blenheim Capital Management, L.L.C., and Eclipse Capital Management, Inc.
          • Spectrum Global Balance allocates its assets to a single trading advisor: RXR, Inc.
          • Spectrum Currency allocates its assets between two trading advisors: John W. Henry & Company, Inc. and Sunrise Capital Partners, LLC.

[1]	References cited in this section are to specific pages or sections of the March 20, 2002 Registration Statement.

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

          • Spectrum Commodity allocated all of its assets to a single trading advisor: Morgan Stanley Commodities Management Inc.
          (See page 2.)
          Accordingly, the six pools on this registration statement allocated their assets to 12 different trading advisors and at least 12 different portfolios. Some of the trading advisors — John W. Henry, Inc. and Sunrise Capital Partners, LLC — were advisors to two pools. Two of the pools were single-advisor pools.
          The management fee structure of the six funds in the Spectrum family also differ quite significantly.
          • Spectrum Select pays its trading advisors a 3% management fee and a 15% performance fee.
          • Spectrum Technical, with three separate managers, pays three separate fee structures to the trading advisors, with one of the advisors receiving a 2% management fee and a 20% performance fee, one receiving a 3% management fee and a 20% performance fee, and the third receiving a 4% (which later changes to 3%) management fee and a 19% performance fee.
          • Spectrum Strategic pays its trading advisors a 3% management fee and a 15% performance fee.
          • Spectrum Global Balanced pays its trading advisor a 1.25% management fee and a 15% performance fee.
          • Spectrum Currency pays its trading advisors a 2% management fee and a 20% performance fee.
          • Spectrum Commodity pays its single advisor a 2.5% management fee and a 20% performance fee.
          (See Table, page 5.)
          Different fee structures, of course, contribute to different break-even numbers:
          • Spectrum Select: 8.89%;
          • Spectrum Technical: 8.64%;
          • Spectrum Strategic: 8.89%;
          • Spectrum Global Balanced: 4.15%:

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

          • Spectrum Currency: 5.24%: and
          • Spectrum Commodity: 5.74%.
          (See Break Even Table, page 6.)
          The amounts of leverage employed by the six funds also varied substantially:
          • Spectrum Select: 13.0 times net assets;
          • Spectrum Technical: 11.9 times net assets;
          • Spectrum Strategic: 7.4 times net assets;
          • Spectrum Global Balanced: 6.1 times net assets;
          • Spectrum Currency: 2.7 times net assets; and
          • Spectrum Commodity: 1.2 times net assets.
          (See Table, page 9.)
          The Morgan Stanley Charter family of pools is another example. The following information is gleaned from the registration statement filed on February 24, 2003, Registration No. 333-103168. That registration statement contained the following pools:
          • Morgan Stanley Charter Graham, L.P.;
          • Morgan Stanley Charter Millburn, L.P.;
          • Morgan Stanley Charter MSDFCM, L.P.; and
          • Morgan Stanley Charter Campbell. L/P.
          These four different pools hired four different trading advisers, traded four different portfolios, employed different levels of leverage, and traded different numbers of markets. These four pools do not all charge the same management fees and had three different organization dates, which means that at several points in time the registration statements included at least one pool with a performance history and one without.
          Accordingly, it is clear that there is ample precedent for the registration of pool families with much more stark differences and more complex differences than those noted by the Staff with respect to CSAF and CGTF. Also worth noting are the number of similarities shared by CSAF and CGTF:
          • Both pools employ the same advisor;
          • Both employ a systematic approach to trading;
          • Both are single manager pools;
          • Both use the same degree of leverage in their futures and forwards trading;
          • Both pay their trading advisor the same advisory and general partner fee;
          • Both have the same suitability requirements;

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

          • Both are intended to be medium- to long-term investments;
          • Both have similar tax treatment;
          • Both employ the same universe of contracts for trading;
          • Both use the same custodian;
          • Both have the same ERISA treatment;
          • Both require the same representations and warranties by investors;
          • Both have the same privacy rules; and
          • Both share the same auditor and counsel.
          If the Staff has any question as to whether the addition of the Global Trend Series (GLD) to the CGTF adds any potential for confusion, we cite the registration statement of The Frontier Fund, Pre-Effective Amendment No. 2 to Form S-1 Registration Statement filed May 13, 2009, Registration No. 333-155800. The Frontier Fund, while a single Delaware statutory trust, is comprised of 11 separate series, with several combinations of at least 12 “Major Trading Advisors” and at least as many trading portfolios. The Frontier Fund has 39 classes, most of which have different expense structures and break-even points. Even with the addition of the GLD Series, the likelihood of confusion of investors between the CSAF and the CGTF is much lower than that of The Frontier Fund, the Morgan Stanley Spectrum or Morgan Stanley Charter. We acknowledge that The Frontier Fund is a single Delaware statutory trust organized in series, not separate legal entities and separate issuers, but we make note of it because we think it is relevant to the question of whether investors in CSAF and CGTF are likely to find a single registration statement and single prospectus confusing.
          As the Morgan Stanley Spectrum, Morgan Stanley Charter, and Frontier Funds all show, investors, financial advisors, and selling firms are accustomed to having many different pools, series and classes offered together in one registration statement. The CSAF and CGTF pools have much more in common with each other than the various pools, series and classes of these pools.
          Accordingly, we submit that: 1) it is appropriate to register CSAF and CGTF on the same registration statement; 2) registration in this fashion is supported by ample precedent; and 3) the combination of the funds onto the same registration statement is not likely to confuse investors.
          7. The Pool is not an “investment company” as defined in the Investment Company Act of 1940 (the “1940 Act”) because it is an issuer primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities. The Pool therefore is excluded from the definition of the term “investment company” pursuant to Section 3(b)(1) of the 1940 Act, as interpreted in a long line of SEC No-Action Letters applying this exemption to commodity pools. See, Managed Futures Association, 1996 SEC No-Act. LEXIS 623 (July 15, 1996); Ft. Tryon Futures Fund Limited Partnership, 1990 SEC No-Act. LEXIS 1192 (August 16, 1990); E. F. Hutton and Company, Inc., 1983 SEC No-Act. LEXIS 2655 (July 22, 1983); Peavey Commodity Funds I, II and III, 1983 SEC No-Act. LEXIS 2576 (June 2, 1983). (These No-Action Letters will be referred to collectively on occasion in this response as the “Peavey No-Action Letters.”)

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

          In Comment 7, the Staff notes the disclosure on page 41 of the Pool’s registration statement, which refers to the Pool’s program for managing excess cash, which means cash in excess of the margin collateral requirements of the Pool’s futures broker and over-the-counter derivatives counterparties. The Pool has chosen to deposit excess cash in a segregated custodial account with Northern Trust Company, a bank. This offers greater credit exposure protection than either maintaining the Pool’s excess cash with the over-the-counter derivatives counterparties (where they are subject to the credit risk of the counterparties) or the Pool’s futures broker (where they are segregated from the assets of the futures broker, but comingled with the assets of other clients of the futures broker). The list of approved investments for the excess cash is modeled after those investments in which a futures broker is permitted to invest customer assets in accordance with applicable provisions of the Commodity Exchange Act, Title 17, Part 1, § 1.25, namely: (i) U.S. Government Securities, Government Agency Securities, Municipal Securities, bankers acceptances and certificates of deposits; (ii) commercial paper; and (iii) corporate debt. Thus, the Pool is engaging in this excess cash management program with the intent of increasing investor protection while at the same time seeking a similar return on its excess cash as other pools that simply deposit their excess cash with their futures broker.
          We presume that the Staff issued this comment because the disclosure language in the “Use of Proceeds” section states that approximately 40% to 80% of the Pool’s assets will be deposited in the custodial account and that the Pool, therefore may at times own “investment securities” (as defined in Section 3(a)(2) of the 1940 Act) having a value in exceeding 40% of the Pool’s total assets (exclusive of “government securities” (as defined in Section 2(a)(16) of the 1940 Act) and cash), which would constitute the Pool a “prima facie” investment company under Section 3(a)(1)(C) of the 1940 Act that is not excluded from the definition of the term “investment company” pursuant to Rule 3a-1 under the 1940 Act.
          The SEC Staff has consistently acknowledged that an entity with investment securities exceeding 40 per centum of the value of its total assets can nevertheless be excluded under section 3(b)(1) of the 1940 Act if the proper factual basis exists.2 Indeed, that is the precise rationale of the “Peavey No-Action Letters.”

[2]	See, Cone Mills Corporation v. Western Pacific Industries, Inc. (M.D.N.C. 1983); See McCulloch Oil & Gas Corporation, 1979 SEC No-Act. LEXIS 3161 (July 14, 1979); GPI, Inc., 1973 SEC No-Act. LEXIS 3142 (July 12, 1973); Hearings of Subcommittee of the Senate Committee on Banking and Currency on S.3580, 76 Congress, 3rd Session, p. 176 (1940).

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

          The Peavey No Action Letters
          We set forth below certain pertinent excerpts from the Peavey No-Action Letters setting forth the principles enumerated by the Staff in analyzing whether a commodity pool is “primarily engaged...in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities” within the meaning of Section 3(b)(1) of the 1940 Act. These are the principles we have used in designing the portfolio limitations applicable to the Pool and analyzing the Pool’s status under the 1940 Act.
          The Pool has been specifically modeled after the advice of the Division of Investment Management in Peavey Commodity Funds I, II and III:
“In determining whether an entity which invests in futures, including futures in exempted securities and futures on indices of securities, and options on such futures, is otherwise an investment company, one must determine first whether the entity is otherwise within the definition of an investment company contained in section 3(a) of the Investment Company Act. Generally, this would require a determination of whether the entity was, otherwise than by its investment in such futures or options on such futures, either primarily engaged in investing in securities so as to be an investment company under section 3(a)(1) [now Section 3(a)(1)(A)], of the Investment Company Act, or on an entity with more than 40 percent of its total assets (exclusive of Government securities and cash items) in investment securities so as to be an investment company within section 3(a)(3) [now Section 3(a)(1)(C)], of the Investment Company Act.

If the entity was not an investment company within the meaning of section 3(a)(1), but was within 3(a)(3), the entity would, nevertheless, still not be an investment company if it was excepted by section 3(b)(1) as an entity which was primarily engaged, directly or through a wholly-owned subsidiary, in a business or businesses other than trading in securities. In applying this provision to an entity engaged in investing in the aforementioned futures or options on such aforementioned futures, we would, in accord with section 2(a)(1) of the CEA, consider the entity not to be subject to SEC jurisdiction under the Investment Company Act if it was directly or indirectly primarily engaged in the business of investing in futures including the aforementioned futures and options thereon.

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

In determining an entity’s primary engagement one usually looks to the composition of its assets, the sources of its income, the activities of its officers and employees, its representations, and its historical development. The first two of these factors are usually regarded as the most telling. However, it has been recognized that with respect to a commodity pool, a snapshot picture of its balance sheet contrasting the value of its futures contracts (unrealized gain on such contracts) with the value of its other assets, e.g., its reserves and margin deposits, which often are in the form of United States government notes, may not reveal the primary nature of the business. In other words, the fact that such an entity, otherwise than by reason of its investment in futures, has more than 50 percent of its assets in securities would not necessarily indicate that it is primarily engaged in investing in securities. See, Alpha-Delta Fund (pub. avail. May 4, 1976).

In determining whether an entity investing in futures was otherwise primarily engaged in the business of investing in securities, we would consider of first importance the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risk of loss. Thus, at least with respect to such a company, a company’s intentions are of great importance in determining its primary business. However, a company’s real intentions may be revealed by its operations and, therefore, its gains and losses in futures trading, in comparison to its gains and losses on its government securities and other securities would be relevant to a determination of the company’s primary business. Such a comparison on an annual, or other suitable basis, may be more revealing of a company’s primary business than a comparison of the company’s net gains or losses in futures and options of [on] futures trading with its net gains or losses in investing in securities, otherwise than by reason of investing in futures and options and options on futures, which figures would be affected by the company’s relative degree of success in these different areas.”
          In Managed Futures Association, the Staff articulated the analysis required to determine the primary business of a commodity pool very clearly.
“Many commodity pools that are held out to the public as such can meet the definition of investment company in Section 3(a)(3) [now Section 3(a)(1)(C)] in view of the nature of their business. A commodity pool that meets the definition of investment company in Section 3(a)(3) nonetheless may be excluded by Section 3(b) of the Investment Company Act. Section 3(b)(1) excludes from the definition of investment company any issuer engaged primarily in a business or businesses other than investing, reinvesting, owning, holding or trading in securities, either directly or through wholly-owned subsidiaries.

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

In Tonopah Mining Co. of Nevada (“Tonopah”), the Commission adopted a five factor analysis for determining an issuer’s primary business for purposes of assessing the issuer’s status under the Investment Company Act. Although the Commission decided Tonopah under Section 3(b)(2) of the Investment Company Act, the same factors are relevant to determining an issuer’s primary business under Section 3(b)(1). These factors are: (1) the company’s historical development; (2) its public representations of policy; (3) the activities of its officers and directors; (4) the nature of its present assets; and (5) the source of its present income. In Tonopah, the Commission accorded the fourth and fifth factors the most weight.

The staff has recognized that a commodity pool’s balance sheet may not necessarily be a useful indicator of the pool’s primary business for purposes of assessing the pool’s status under the Investment Company Act. The staff has taken the position, therefore, that in determining the primary business of a commodity pool, the most important factor to be considered is the portion of the pool’s business with respect to which it anticipates realization of the greatest gains and exposure to the largest risk of loss. In our view, therefore, a commodity pool’s primary business should be deemed to be investing or trading in commodity interests if (1) the pool looks primarily to commodity interests as its principal intended source of gains, (2) the pool anticipates that commodity interests present the primary risk of loss, and (3) the pool’s historical development, public representations of policy (in its prospectus or offering circular and in marketing materials), and the activities of those charged with management of the pool demonstrate that the pool’s primary business is investing or trading in commodity interests, rather than securities.”
          E. F. Hutton and Company, Inc., 1983 SEC No-Act. LEXIS 2655 (July 22, 1983) confirmed that the Peavey test applied equally to a commodity pool which traded equity securities.
“See Peavey Commodity Futures Fund I, II, and III (pub. avail. June 2, 1983) for a discussion of the applicability of the Investment Company Act of 1940 and the Investment Advisers Act of 1940 (“Advisers Act”) to commodity pools and commodity trading advisors. The approach indicated in that letter would also apply to a commodity pool which invests in equity securities.

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

In determining the primary business of such a pool, its investment in equity securities should be added to whatever other investments in securities other than futures contracts on securities and options on such futures the pool has made or contemplates making, and the income and gains or losses on such investments should be added to the income and gains or losses on the pool’s investments in securities other than futures contracts on securities and options on such futures. In addition, any person whose business would be providing the pool with advice concerning securities other than securities referred to in section 202(a)(11)(E) of the Advisers Act and futures contracts on securities and options on such futures, would have to register under the Investment Advisers Act of 1940 unless otherwise exempted therefrom.”
          We understand the fact that the Pool holds “investment securities” prima facie raises the question of whether the Pool is primarily engaged in the business of trading or investing in such securities — as “investment securities” are inherently more likely to represent a business purpose than Treasury securities held as cash equivalents.3 This is the reason we have restricted the type of investment securities in which the Pool may invest its excess cash to comparatively low risk/return municipal securities, banker acceptances and certificates of deposit, commercial paper and corporate debt. Indeed, the Pool’s excess cash investment guidelines are modeled after those investments in which a futures broker is permitted to invest customer assets in accordance with the Commodity Exchange Act.4 A commodity pool that allocates a substantial portion of its capital to a high risk/return directional equity strategy (for example), perhaps using leverage to seek to enhance returns, might well risk being deemed to be primarily engaged in trading equities (or, at least, not clearly primarily engaged in futures trading) for purposes of Section 3(b)(1), but the portfolio of investment securities the Pool proposes to invest in does not have anywhere near the anticipated risk/return profile of such a strategy. Even were one to adopt a conservative reading of the 1940 Act and read “primarily” not to

[3]	In Futures Portfolio Fund, Inc., SEC File No. 812-7487 (April 11, 1990), in which the SEC Staff specifically commented in rejecting an application for an exemptive order under either 3(b)(2) or 6(c) of the Act: “Peavey, however, is distinguishable from the pending application in that the commodity pool in Peavey held securities for margin purposes only, whereas the Fund holds both margin securities and limited partnership interests. While the argument that a commodity pool’s assets are securities only in the `technical balance sheet sense’ may have some validity when the pool’s only securities are those used for margin purposes, it loses its force when the pool has chosen from its inception to invest approximately half of its assets in limited partnership interests in other commodity pools, i.e. investment securities.” (Futures Portfolio Fund, Inc. was in large part overruled by the Managed Futures Association letter six years later.)

[4]	For example, commercial paper investments are limited to short term securities rated by an NRSRO at a minimum of A-1 or A-2 (S&P), P-1 or P-2 (Moodys), or F1 or F-2 (Fitch) with a maximum maturity of 7 days. Corporate debt investments are limited to short term securities rated A-1 (S&P), P-1 (Moodys), or F-1 (Fitch) or at least one long-term rating of AA- (S&P), Aa3 (Moodys), or A- (Fitch). No single corporate debt security may exceed 5% of the total value of the portfolio.

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

equate to a portfolio being 51% committed to futures and 49% to securities trading but required that a fund, in order not to be an “investment company,” unambiguously must have as its predominant activity the trading of futures, we submit that this is clearly the case with the Pool. 5
          The Ft. Tryon letter is also dispositive of the non-“investment company” status of the Pool:
“Although the Partnership may invest up to 25 percent of its assets in securities (i.e., units of limited partnership interest), you do not believe that the Partnership would be an investment company within the meaning of Section 3(a)(1) of the 1940 Act. You do not believe that the Partnership is engaged primarily in the business of investing, reinvesting, or trading in securities, but rather is engaged primarily in the business of speculative trading of commodity interests. In reaching this conclusion you state that (1) most of the Partnership’s assets will be available for and exposed to the risks of commodity futures trading; (2) the gains and losses in the Partnership’s direct commodity trading accounts are expected to exceed the indirect gain or loss from commodity trading reflected in the net asset value of the limited partnership units of other commodity pools; (3) the activities of the officers and employees of [HCC] are largely related to the selection of trading advisors, administration of accounts and preparation of reports to the limited partners; the Partnership’s officers and employees will take no actions whatsoever with respect to the management of the other commodity pools; and (4) the Partnership’s sources of income will be gains realized on the trading of its assets used to margin its commodity accounts, interest on these assets, and the increase in net asset value of the units.

[5]	By way of completing the framework for the legal analysis of the Pool, we should point out that the SEC Staff has made it clear that an entity coming within Section 3(b)(1) would also not be an investment company within the meaning of Section 3(a)(1) [now Section 3(a)(1)(A)]. “A resolution of AIDC’s status under one of these sections will also resolve its status under the other section.” Australian Industry Development Corporation, 1980 SEC No-Act. LEXIS 3581 (August 11, 1980). Consequently, if the Pool qualifies for the Section 3(b)(1) exclusion from “investment company” status under Section 3(a)(3) [now Section 3(a)(1)(C)], the Pool should also not constitute an “investment company” under Section 3(a)(1) [now Section 3(a)(1)(A)]. Section 3(b)(1) is, by its terms, more expansive than Section 3(a)(1) [now Section 3(a)(1)(A)] in that the exclusion of Section 3(b)(1) applies to entities which are primarily engaged in a business other than “investing, reinvesting, owning, holding, or trading, in securities” (emphasis added), whereas Section 3(a)(1) [now Section 3(a)(1)(A)] refers only to “investing, reinvesting, or trading, in securities.” The Staff has recognized that this difference in language can support a finding that an entity is not an investment company under Section 3(a)(1) [now Section 3(a)(1)(A)] because its primary business would be owning or holding securities rather than investing, reinvesting, or trading in them. See, Dean Witter Principal Guaranteed Fund III L.P., 1992 SEC No-Act. LEXIS 889 (July 23, 1992). As Section 3(b)(1) is more expansive than Section 3(a)(1) [now Section 3(a)(1)(A)], if an issuer qualifies for the Section 3(b)(1) exclusion from Section 3(a)(3) “investment company” status, such issuer should also be excluded from the Section 3(a)(1) [now Section 3(a)(1)(A)] definition of “investment company.”

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

On the basis of your facts and representations, we would not recommend that the Commission take any enforcement action under Section 3(a)(1) of the 1940 Act solely because the Partnership proceeds as described in your letter and invests up to 25 percent of its assets in limited partnership units of other commodity pools. In particular, we note that the Partnership has undertaken to (1) monitor on a monthly basis the percentage of its assets invested in the units of limited partnership interest of other commodity pools, and (2) reduce its holdings, if necessary, to 25 percent of its assets as of the date or dates on which redemptions are permitted by the other commodity pools.”
The Role of Leverage in a Managed Futures Fund
          As a threshold matter, we note that a portion of the capital of the Pool will be invested in “investment securities,” as defined in Section 3(a)(2) of the 1940 Act. It is important, in terms of the Section 3(b)(1) analysis to follow, to clarify that because this allocation is unleveraged — i.e., market exposure is not greater than equity capital allocation — it is in fact a very minor component of the Pool’s overall portfolio.
          Because of the low margins required for futures trading — generally only between 2% and 15% of the face or “notional principal” amount of the futures contract is required to be deposited as margin to establish a futures position — significantly leveraged market exposure can be acquired in the futures markets by an allocation of only a very small percentage of a futures fund’s capital. The Pool’s exposure to the futures markets is highly leveraged, whereas the Pool’s exposure to “investment securities” is not leveraged at all.
The Pool is Not Only Primarily, But Predominantly, Engaged in Futures Trading
          We analyze each of the Peavey/Ft. Tryon/Managed Futures Association indicia of “primary engagement” separately below. However, in our view the most fundamental factor in determining whether a commodity pool is also a definitional “investment company” is from which activity the Pool derives its primary hope of profit or exposure to risk of loss. The staff of the SEC in Peavey took the same position (“In determining whether an entity investing in futures was otherwise primarily engaged in the business of investing in securities, we would consider of first importance the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risk of loss”; see page 3, supra), and in Granite Fund, 1983 SEC No-Act. LEXIS 2947 (October 31, 1983), the Staff re-emphasized the primacy of the “anticipated realization of greatest gains and exposure to the largest risk of loss” criterion of the Peavey test, stating:
“In determining whether an entity investing in CFTC futures and options is otherwise primarily engaged in the business of investing in securities, we would consider of first importance the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risks of loss.”

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

          (See Hallwood Industries Incorporated, 1991 SEC No-Act. LEXIS 826 (June 19, 1991), in which the SEC Staff cited the Ft. Tryon Futures Fund letter, discussed infra, for the importance in determining the primary business of an entity of identifying the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risks of loss.)
          Futures trading is unquestionably the component of the Pool’s portfolio from which the Pool anticipates its greatest profit potential as well as risk of loss.
          The Pool’s futures trading program is a highly-leveraged, speculative futures strategy (which has no securities component whatsoever). The notional principal amount of the Pool’s future positions typically would be expected to equal as much as 600% to 1,200% of the Pool’s total equity capital. The profit potential and risk exposure of this highly-leveraged futures market exposure is to be contrasted with the Pool’s relatively small commitment to an unleveraged portfolio of investment securities. We need to make clear that due to the low margin requirements applicable to futures trading, the Pool’s investments in investment securities in no respect reduces the Pool’s commitment to its futures trading program (a managed futures account trading the Pool’s program at “full throttle” generally only requires 10%-30% of its capital to margin its “full positions”; accordingly, the Pool has a significant amount of “excess capital” not required to support its futures trading program, although it is exposed to risk of loss from the futures trading program). The Pool’s 600% to 1,200% exposure to the volatile price movements of futures contracts dwarfs in both profit potential and risk exposure the Pool’s exposure to investment securities.

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

          Not only is the Pool’s futures market exposure many times greater than its exposure to investment securities, but also the Pool’s commodity futures trading program is inherently more speculative — i.e., having greater profit potential as well as greater risk of loss — than its portfolio of investment securities.6 The portfolio of investment securities, on the other hand, as discussed above, are extremely conservative. The conservative nature of the Pool’s holdings of investment securities (at least as compared to the Pool’s futures trading program) is an inherent feature and purpose of the Pool. As for the portion of the Pool’s capital that will either be invested in “government securities” (as defined in Section 2(a)(16) of the 1940 Act) or held in cash in the Pool’s futures account, this is a purely passive, “riskless” investment common to all public commodity pools; see Futures Portfolio Fund, Inc. supra at Note 2.
          The pools will limit their exposure to investment securities to approximately 40% to 80% of total equity capital but, we contend, even were 100% of the Pool’s capital invested in investment securities, the Pool would still be primarily engaged in futures trading, given the materially less profit potential as well as materially less risk of loss of the Pool’s investment in investment securities as compared to in its futures trading program. The SEC precedent is clear that were the Pool to hold all its assets in government securities it would not be an investment company. Accordingly, for the Pool to be considered an investment company as a result of its portfolio of investment securities, while a “pure” public commodity pool that holds only government securities is not an investment company, the increased risk of loss and hope of profit attributable to the allocation of up to 80% of the Pool’s capital to investment securities rather than government securities must tip the balance of the “primary engagement” test so that the Pool’s primary engagement is investing, reinvesting, owning, holding or trading in securities, not futures. The incremental increase in the Pool’s expectation of profit and exposure to risk of loss attributable to the Pool’s investment in investment securities instead of government securities, far from approaching the level necessary to change the conclusion as to the “primary engagement” of the Pool, is de minimis in light of the immensely greater degree of profit potential and exposure to risk of loss attributable to the Pool’s highly leveraged managed futures program.

[6]	The Strategic Allocation Fund trades pursuant to the Campbell Financial, Metal & Energy Large (“FME Large”) Portfolio. The FME Large Portfolio seeks exposure to financial markets, such as interest rates, foreign exchange and stock indices, as well as metals, energy products, soft commodities and other commodities. The FME Large Portfolio employs a broad spectrum of models. The FME Large Portfolio includes traditional and factor-based trend following models, as well as a number of macroeconomic-based models.

The Global Trend Fund currently consists of two series (“Series”) — the Global Trend Series (USD) and the Global Trend Series (GLD). The Global Trend Series (USD) seeks to provide investors with a U.S. Dollar-denominated exposure to the Campbell Trend Following Portfolio. The Campbell Trend Following Portfolio employs the same traditional and factor-based trend following models that the FME Large Portfolio employs, but does not employ the macroeconomic-based models employed by FME Large. The Global Trend Series (GLD) seeks to provide investors with a gold-denominated exposure to the Campbell Trend Following Portfolio.

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

Other Peavey Criteria
          In addition to expected sources of profit and sources of exposure to risk of loss, the Peavey No-Action Letters require one to consider the issuer’s historical development, public representations of policy and the activities of those charges with its management.
          Historical Development. The historical development of the Pool points clearly to its intention to be a commodity pool, not an investment company. In fact, the entire purpose of the Pool’s historical development has been precisely that the Pool should operate as a commodity pool which is not also an “investment company” for regulatory purposes.
          Public Representations of Policy. The Pool is being represented to prospective investors as a commodity pool which attempts to increase the yield on a portion of its reserve assets and perhaps obtain limited diversification by investing in investment securities. Given the constraints imposed on the Pool’s investments in investment securities and the low risk/low return profile of the Pool’s portfolio of investment securities, we are of the view that any other representations of the nature of the Pool’s investment program would risk being misleading.
          We have been at pains to downplay references to investment securities in the Prospectus, as is entirely appropriate in the case of a speculative futures fund. We strongly believe that a significant level of disclosure regarding the Pool’s holdings of investment securities is not appropriate. Although the portfolio of investment securities may be material in a balance sheet sense, the effect of the Pool’s portfolio of investment securities on the basic “speculative commodity pool” nature of an investment in the Pool is immaterial. The portfolio of investment securities can never be expected to be more than an enhancement to the Pool’s core futures trading program and an effort to squeeze a little extra return than can be obtained using government securities.
          Furthermore, an investment component which is positioned to investors as being “expendable” in support of another such component can hardly be considered the business in which the Pool is primarily engaged.
          It is our intent to represent the Pool as a commodity pool to the same full extent as has been done with other publicly-offered commodity pools.
          Activities of Management. The Pool’s management will devote essentially none of their time to the Pool’s portfolio of investment securities, and has outsourced this function to Wilmington Trust Investment Management LLC and Horizon Cash Management L.L.C.
          Management will simply continue to implement the futures trading signals generated by its trading systems. We would expect the Pool’s management regularly to review the performance of the futures trading programs, given the degree of leverage involved and the rapid turnover of the portfolio of futures exposures. The management of the Pool will monitor the performance of the futures trading programs, and in unusual circumstances, the Pool’s management may feel it is appropriate to intervene in the Pool’s futures allocations.

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

          Balance Sheet. As discussed above, the balance sheet of the Pool will contain only government securities, investment securities and cash. The balance sheet will differ from that of a conventional or “pure” commodity pool only inasmuch as a portion of the Pool’s assets will be invested in investment securities rather than government securities and cash, and it has been clear since Alpha Delta that a conventional commodity pool is not an investment company. In terms of the balance sheet analysis, we reiterate that the Pool’s entire balance sheet is exposed to the risk of futures trading losses. Again, this is in material contrast to the many “principal protected” commodity pools in which up to 60%-80% of their capital is allocated to a bankruptcy-remote entity not subject to any risk of futures trading in order to fund the “principal protection.” The “principal protection” pools, with only 20%-40% of their balance sheet available to managed futures trading, operate as commodity pools and not as investment companies. It is hard to see how the 3(b)(1) balance sheet analysis of the Pool could be anything but significantly more favorable than the same analysis of the “principal protection” pools.
          As the Staff has acknowledged, the balance sheet “leg” of the investment company analysis under Tonopah must, in the case of a futures fund, be analyzed in light of the extraordinarily high degree of leverage available in the futures markets. Futures margin requirements range from only approximately 2% to only about 15% of the face value of the contract. The margin is all that appears on the balance sheet of a futures fund; however, it is the notional principal amount of the futures contracts held which determines the Pool’s profit potential and risk of loss. A futures fund which focused entirely in trading Treasury bond futures contracts might well have 100% of its balance sheet invested in Treasury securities, whereas its notional principal exposure to Treasury bond futures could be as much as 50 times (5000%) greater, without being reflected in any respect on the Pool’s balance sheet.
          As mentioned above, we anticipate that the face amount of the Pool’s futures position will typically equal 600% to 1,200% of the Pool’s Net Asset Value.
Similar Use of Investment Securities in Other Publicly-Offered Commodity Pools
          We wish to call the Staff’s attention to the fact that the Pool is by no means the first commodity pool to seek to invest a portion of its reserves in a manner which has greater profit potential than government securities, as the E.F. Hutton and Ft. Tryon letters indicate. Because 100% of a commodity pool’s assets are held in reserve and available for investment, it has occurred to numerous commodity pool sponsors — especially as interest rates have declined — to attempt to increase the return to investors incrementally by investing the pool’s reserves in investment securities with low risk but nevertheless higher returns than government securities.
          A number of publicly-offered commodity pools that have been registered under the Securities Act of 1933 after “full review” by the Staff have made use of similar investment securities in their cash management programs. For example, see the following pool disclosures.

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

Aspect Global Diversified Fund, LP, See Pre-effective Amendment No. 4 to Form S-1 Dated August 7, 2008, at page 4:
The Fund will also maintain its excess margin deposits and reserves with the Cash Management Broker in cash, U.S. Treasuries, U.S. Agency securities and investment grade commercial paper with maturities of less than one year. All interest income earned by the Fund will accrue to the Fund. The Fund’s excess margin monies will be managed by the General Partner. Interest income currently is estimated to be earned at a rate of 2.45% based upon the current interest rates of the anticipated mix of U.S. Treasuries, U.S. Agency securities and investment grade commercial paper with maturities of less than one year. This rate will change from time-to-time according to prevailing interest rates. It is estimated that approximately 30% of the Fund’s assets will receive the 90 day U.S. Treasury bill rate of interest (which is currently approximately 1.86% as of June 30, 2008), and approximately 70% will receive the investment grade 90 day commercial paper rate of interest (which is currently approximately 2.70% as of June 30, 2008). The General Partner will attempt to invest the Fund’s cash assets to maximum advantage and the mix of short term investments between these allowable categories may change at the General Partner’s sole discretion.
Grant Park Futures Fund Limited Partnership, Amendment No. 2 to Form S-1 Dated March 24, 2009, at page 85.
Cash Management. Grant Park maintains a portion of its assets at its clearing brokers, as well as at Lake Forest Bank & Trust Company. These assets, which may range from 5% to 33% of Grant Park’s value, are held in U.S. Treasury securities and/or Government-sponsored enterprises. The balance of Grant Park’s assets, which range from 67% to 95%, are invested in investment grade money market investments purchased by Middleton Dickinson Capital Management, LLC which are held in a separate, segregated account at State Street Bank and Trust Company. Violent fluctuations in prevailing interest rates or changes in other economic conditions could cause mark-to-market losses on Grant Park’s cash management income.
          The pools cited above, like the Pool you are reviewing, meet the Peavey No-Action Letter criteria and are not investment companies within the meaning of the Investment Company Act.
          In conclusion, although we understand that “primary engagement” is ultimately a question of fact, we submit that the existing No-Action Letters and public commodity pool precedents compel the conclusion that the Pool, if operated as described in the Prospectus, will not be primarily engaged in trading or investing in securities but rather in trading futures contracts.

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

          8. Once total underwriting compensation paid on any Class A (USD) Unit, Class B (USD) Unit, Class C (USD) Unit, Class D (USD) Unit, Class A (GLD) Unit or Class B (GLD) Unit reaches 10% of the gross offering proceeds, (1) the Class A (USD) Unit, Class B (USD) Unit, Class C (USD) Unit or Class D (USD) Unit will automatically be re-designated as Class E (USD) Units, which are identical to Class A (USD) Units, Class B (USD) Units, Class C (USD) Units and Class D (USD) Units except that Class E (USD) Units do not pay any offering expenses, selling agent fee, broker-dealer custodial fee payable to the selling agents and, if applicable, redemption fees, and (2) the Class A (GLD) Unit or Class B (GLD) Unit will automatically be re-designated as Class C (GLD) Units, which are identical to Class A (GLD) Units and Class B (GLD) Units, except that Class C (GLD) Units do not pay any offering expenses, selling agent fee, broker-dealer custodial fee payable to the selling agents and, if applicable, redemption fees.
          9. We have revised our disclosure to clearly identify the general partner as the promoter. As the promoter, the general partner is not receiving anything of value, directly or indirectly, except as identified in the prospectus as the general partner fee.
          10. The first paragraph of the cover page indicates that the initial offering period for the Global Trend Fund ends ninety days from the date of the prospectus (unless extended for an additional ninety days). We have clarified our disclosure in the second paragraph to indicate that the continuous offering period has no fixed termination date. The continuous offering period is intended to be ongoing, so there is no time limit to disclose.
          11. Footnote number three to the table at the top of the cover page was added to clarify how the initial offering price of $1,000 per unit of each class of the Global Trend Fund was determined. The footnote reads, “This price has been arbitrarily determined inasmuch as the Units have no inherent value other than their subscription price until trading begins.”
          12. The only Securities being registered are Units of the Funds. The rights of those Units are described in the respective Fund’s Limited Partnership Agreement located in Exhibits A and B of this Registration Statement.
          13. The Funds do not have executives, so a discussion of executive compensation does not need to be included.
          14. The Global Trend Fund has not commenced trading so there is no ownership to report. No investor in the Strategic Allocation Fund, including the general partner, owns more than five percent of the units.
          15. The Funds have had no transactions with related persons, promoters or certain control persons.
          16. The cover page has been amended to ensure that it will not exceed one page in length.
          17. The amount of units being offered is in the first section of the cover page.

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

          18. The following language was added to the last paragraph of “The Offering” on the cover page: “The units are being offered on a best efforts basis without any firm underwriting commitment through selling agents which are registered broker-dealers and members of the Financial Industry Regulatory Authority.”
          19. The date of the prospectus has been included where applicable.
          20. The following risk factor headings have been revised:
     a. “Financing Arrangements; Availability of Credit” is now “Changes in Financing Policies or the Imposition of Other Credit Limitations or Restrictions Could Compel the Funds to Liquidate Positions at Disadvantageous Prices”;
     b. “The Current Markets are Subject to Market Disruptions; Governmental Intervention” is now “The Current Markets are Subject to Market Disruptions and Governmental Intervention That May Be a Detriment to Your Investment”;
     c. “Campbell & Company Analyzes Primarily Market Data” is now “There Are Disadvantages to Making Trading Decisions Based Primarily on Technical Market Data”;
     d. “Investors Will Not be Able to View the Funds’ Holdings on a Daily Basis” is now “Investors Will Not be Able to View the Funds’ Holdings on a Daily Basis, Which May Result in Unanticipated Losses”;
     e. “The Futures Brokers Could Fail and Have Been Subject to Disciplinary Action” is now “The Futures Brokers Could Fail and Have Been Subject to Disciplinary Action, Which May Result in Losses to the Funds”;
     f. “Parties to the Fund Have Conflicts of Interest” is now “Conflicts of Interest Exist in the Structure and Operation of the Funds”;
     g. “The Funds Place Significant Reliance on Campbell & Company” is now “The Funds Place Significant Reliance on Campbell & Company and the Incapacity of its Principals Could Adversely Affect the Funds”;
     h. “Either of the Funds Could Terminate Before Expiration of its Stated Term” is now “Either of the Funds Could Terminate Before You Achieve Your Investment Objective Causing Potential Loss of Your Investment or Upsetting Your Investment Portfolio”;
     i. “The Funds are not Regulated Investment Companies” is now “The Funds are Not Regulated Investment Companies and Thus are Subject to Different Protections Than a Regulated Investment Company”;
     j. “Forwards, Options, Swaps, Hybrids and Other Derivatives are Not Subject to CFTC Regulation” is now “Forwards, Options, Swaps, Hybrids and Other Derivatives are Not Subject to CFTC Regulation and Thus the Funds Will Not Receive the Same Protections on These Transactions”;

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

     k. “Potential Inability to Trade or Report Due to Systems Failure” is now “Potential Inability to Trade or Report Due to Systems Failure Could Adversely Affect the Funds”; and
     l. “Potential Disruption or Inability to Trade Due to a Failure to Receive Timely and Accurate Market Data from Third Party Vendors” is now “Failure to Receive Timely and Accurate Market Data from Third Party Vendors Could Cause Disruptions or the Inability to Trade”.
          21. The following risk factors have been revised to present each separate risk under its own subheading:
     a. “Your Investment Could be Illiquid; Suspension of Trading” has been split into two risks entitled “Your Investment Could be Illiquid” and “Limits Imposed by Futures Exchanges or Other Regulatory Organizations, Such As Speculative Position Limits And Daily Price Fluctuation Limits, May Alter Trading Decisions for the Funds”;
     b. Reference changes made in response to Comment No. 20 above.
          22. We have expanded the second paragraph in “Campbell & Company, Inc.” to describe the portfolios of the other commodity pools listed.
          23. We have added a discussion indicating that although Campbell has an employee trading policy, it has no policy, written or otherwise, in place that limits the amount of units that a principal may purchase in the Funds.
          24. The members of the Risk Committee have already been provided in the seventh paragraph. The Risk Committee meetings focus on the model and portfolio level, not any specific fund or account. We have expanded the eight paragraph to include additional information about the Risk Committee.
          25. We have added a cross reference to the Use of Proceeds section, which provides a more detailed discussion of how the assets are allocated. The Funds currently have no intention of trading swaps, so no amount is allocated to swaps trading. This section is a general overview of the trading advisor’s systems. Specific details for the Funds’ counterparties can be found in the sections titled, “The Futures Brokers”, “The Over-the-Counter Counterparties” and “The Cash Managers and The Custodian”.
          26. We have added the comparative period for 2008.

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

          27. We have disclosed that Campbell & Company, Inc. acts as the trading advisor to thirteen other accounts, one of which is in direct competition with the Funds.
          28. Campbell & Company, Inc. is a systematic trader that makes trading decisions on a portfolio level. Trades are then allocated to each account; therefore it is impossible to have any true estimate of time devoted solely to the operation and trading of the Funds. We have added that Campbell intends to devote sufficient time to the activities of the Funds to properly manage the Funds consistent with its duties as general partner and trading advisor.
          29. The disclosure on employee trading has been expanded.
          30. Currently, the only known selling agent will be Campbell Financial Services, Inc., which is wholly owned by Campbell & Company, Inc.
          31. The purpose of the redemption fee is the same for both Funds — redemption fees apply through the first twelve month-ends following purchase to reimburse the Funds a portion of the upfront sales commission commensurate with the amount of time the investment was in either Fund within that first year. The differing amounts charged are due to the different upfront sales commissions paid to the brokers (4% for the Strategic Allocation Fund vs. 2% for the Global Trend Fund). The break-down of fees is determined by the respective Fund’s Limited Partnership Agreement.
          32. We have removed the presentation of pro forma capitalization assuming the maximum sale of units.
          33. Payment is the only thing that would be delayed as detailed in the second paragraph of “Redemptions”. We have clarified in the second paragraph that a delay may occur only under the circumstances described.
          34. Additional disclosure has been added to Plan of Distribution to describe how the various classes will be marketed.
          35. We have added the requested disclosure at the beginning of the last paragraph under the heading “The Selling Agents”.
          36. The maximum amount of compensation to be paid is listed in the last column of each table entitled “Total”.
          37. The advisory and performance fee receivable in the amount of $4,827,532 represents the management fees and general partner fees for the period of September, no performance fees were due on September 30, 2009 quarter end. The expense is recorded on the Campbell Strategic Allocation Fund’s Statement of Operations in the NET INVESTMENT INCOME (LOSS) Section in line item Brokerage Fee and the related liability is recorded in the Statement of Financial Condition in the Liabilities section as Brokerage Fee.

Mr. Tom Kluck
Securities and Exchange Commission
February 19, 2010

          38. SFAS 160 / FASB ASC 805 provides guidance on the accounting and reporting for transactions that represent business combinations to be accounted for under the acquisition method. We find that FIN 46 (R) / ASC 810 is relevant for the treatment of The Campbell Gold Plus Fund, L.P. (“CGPF”) and Campbell & Company, Inc. (“CCI”) as it addresses consolidations. CGPF consisted of three partners as of September 30, 2009, CCI with 47.6% interest, majority shareholder of CCI with 47.6% interest and an affiliated charitable foundation with 4.76%. The consolidation was performed under the spirit of FIN 46 (R) / ASC 810 in which we consider CGPF a variable interest entity (VIE), specifically 810-10-25-38.
          39. The acquisition of CFS by Campbell & Company, Inc. resulted in the payment of $30,000 to a related party. The acquisition was not deemed material from Campbell & Company’s perspective.
          40. Counsel’s opinions have been revised in accordance with the comment.
          41. Counsel will confirm to you that references in their opinions to the Delaware Revised Uniform Limited Partnership Act include the statutory provisions and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
          42. We have included the signature of our principal accounting officer to the Signatures.
          Please telephone the undersigned at (410) 413-4552 as soon as your review of our response is completed. Thank you in advance for your prompt attention to this matter and for your continuing cooperation.
Sincerely,
/s/ Thomas P. Lloyd
Thomas P. Lloyd
General Counsel